October 11, 2006	direct phone: 515-242-2459
direct fax: 515-323-8559
email: bandstra@brownwinick.com
Barbara C. Jacobs
Assistant Director
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:           Homeland Energy Solutions, LLC
Dear Ms. Jacobs:
We are in receipt of your letter dated August 17, 2006 providing comments on our registration statement on Form SB-2 as filed on July 21, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 1 to Form SB-2, which includes the revisions made pursuant to your comments.
Registration Statement on Form SB-2
1. Please note that your outstanding application for confidential treatment of portions of Exhibit 10.1 to your registration statement must be resolved prior to the date of effectiveness of this registration statement.
RESPONSE: We understand that our application for confidential treatment of portions of Exhibit 10.1 must be resolved prior to the date of effectiveness of our registration statement.
2. We note your characterization of this offering as being undertaken on a “best efforts” basis. AS you are not engaging a financial intermediary to accomplish your offering, it appears that the better description of your offering is as a direct primary offering. “Best efforts” is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf. Please revise your disclosure throughout to better characterize your offering as being a direct primary offering.
RESPONSE: We have revised the registration statement and prospectus as suggested.

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3. Please not that pursuant to Rule 10b-9 under the Exchange Act requires prompt refund to investors of consideration paid of you do not achieve your minimum offering. Accordingly, please revise your disclosure to ensure that at every instance you discuss the return of funds to investors your note that such refund will be made promptly.
RESPONSE: We have revised the registration statement and prospectus as requested.
4. Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.
RESPONSE: We have included our logo with this Pre-Effective Amendment #1.
5. With respect to any third-party statements in your prospectus such as the industry data you present, separately provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please confirm to us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or not cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance. Alternatively, you may adopt these statements as your own.
RESPONSE: We have enclosed each source supporting third-party statements and have cross-referenced them to the appropriate location in our prospectus to expedite your review. We have also filed with this Pre-Effective Amendment #1 consent from PRX Geographic for our disclosures of information contained in our feasibility study.
Prospectus Front Cover Page
6. Please briefly discuss here the transfer restrictions of the units as well as the conditions to the release of funds from escrow. Please further discuss briefly here and in your summary the ability of affiliates to invest to achieve the minimum offering.
RESPONSE: We have revised the registration statement and prospectus as suggested.
Prospectus Summary
7. Please briefly explain what a limited liability company is and discuss the reason(s) for organizing your company as a limited liability company.

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RESPONSE: We have added an explanation of what a limited liability company is and a brief discussion of the reasons for organizing as a limited liability company.
8. Please advise us of the status of your plans to register your offering with certain states.
RESPONSE: On July 28, 2006, we submitted the required materials to the states of Florida, Illinois, Iowa, Kansas, Minnesota, Missouri, South Dakota and Wisconsin to register our units. Our units have not been approved by the respective securities departments of any of the foregoing states and there is no guarantee that our registration in those states will become effective. In addition, we reserve the right to withdraw our registration from those states in the sole discretion of the board of directors.
The Project, page 4
9. We note the disclosure of your anticipated completion date for your ethanol plant to be winter 2008. Please clarify here and throughout your disclosure, as appropriate, the date or range of dates you specifically anticipate commencing construction. Please also specify whether your 16-18 months project schedule includes time for any contingencies that may occur to delay the construction.
RESPONSE: Based on discussions with our anticipated design/builder, Fagen, Inc., we anticipate construction beginning in August of 2007. The schedule of 16 – 18 months includes time for contingencies that may occur to delay the construction. If there are no unexpected delays, we anticipate construction will be complete approximately 16 months after construction commences. Thus, the 18 month timeline allows for any contingencies that may occur to delay construction. We have revised our disclosure to clarify the date we anticipate construction to commence and that the project schedule of 16 – 18 months allows for contingencies.
Our Financing Plan, page 5
10. We note your discussion of the price of $109,706,788 for the plant as set forth in your letter of intent with Fagen. Please elaborate here or elsewhere, as appropriate, whether such price subject to index increases also anticipates any contingencies that may occur increasing the cost of the construction. If not, please elaborate on how such an increase in construction is allocated between Fagen and you. Please also discuss whether any similar prior projects by Fagen resulted in an increase in price. We note in particular that certain directors have previously been involved with the development and building of the ethanol plant for Golden Grain Energy, which was also undertaken by Fagen.
RESPONSE: We have elaborated on the construction contingencies as suggested. Several of our current directors have been involved in the development of Golden Grain Energy, LLC and based on their experience, the final contract price was very similar to that estimated by Fagen, Inc. in their letter of intent. However, it is important to note that the pricing structure for our project is significantly different from the pricing structure of Golden Grain Energy, LLC. The

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price for Golden Grain Energy, LLC was a fixed price and was not subject to increase based on the CCI. For that reason, we don’t believe that a comparison between this project and the Golden Grain Energy, LLC project is helpful or beneficial to potential investors and would be potentially misleading.
11. Here or elsewhere, as appropriate, please elaborate on whether you are currently in discussions with any banks on your debt financing and, if so, the status of such discussions. If available, please disclose your assessment as to whether the necessary debt financing will be obtained.
RESPONSE: We have revised the registration statement/prospectus to elaborate on our discussions with potential lenders for our debt financing.
Suitability of Investors, page 5
12. Please clarify how you determined the criteria for your suitability test.
RESPONSE: We determined our suitability standards based on the NASAA Statement of Policy Regarding Unsound Financial Condition. This Statement defines an issuer in unsound financial condition as one with a going concern qualification on its financial statements and an accumulated deficit, negative stockholders’ equity, an inability to satisfy current obligations as they come due or negative cash flow/no revenue from operations. Because we are a development-stage company with no revenue history, we are classified as an issuer in unsound financial condition. State securities departments performing merit review of registration statements typically impose minimum investor suitability requirements when an issuer in unsound financial condition is offering securities. We based our suitability standards on the minimum investor suitability requirements that we expect merit review states to impose.
Subscription Period and Procedures, page 6
13. Please discuss briefly here and in greater detail in your plan of distribution discussion the circumstances under which you may waive conditions to the purchase of units and what conditions are subject to waiver. We note that a change in a material term of an offering is in effect a termination of the offering as originally made and would require a return of investors’ funds. Please provide us your analysis as to whether any waiver of the conditions subject to waiver would constitute a change in a material term of the offering.
RESPONSE: The conditions an investor must satisfy prior to purchasing units are the following:
(1)	execution of a subscription agreement containing certain representations concerning, among other things, that he or she has received our prospectus and any supplements, agrees to be bound by the operating agreement, understands that the units are subject to significant transfer restrictions and discloses information about the nature of an investor’s desired ownership, his or her

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state of residence, and his or her taxpayer identification or Social Security Number;

(2)	payment of 10% of the total purchase price;

(3)	execution of a promissory note and security agreement for the balance of the purchase price; and

(4)	execution of the signature page to our operating agreement.
We do not intend to waive any of these conditions to the purchase of units. Therefore, we have revised the prospectus to delete the language stating that we may waive conditions to the purchase of units.
14. Please clarify here and elsewhere, as appropriate, or otherwise explain to us your subscription process with respect to the following:
•	When you plan to accept subscriptions to your units notwithstanding your disclosure on page 69 that you may accept or reject subscriptions on receipt, until the minimum offering is achieved or at a later date;

•	The basis for your purchase money security interest with respect to each subscriber when it does not appear that at the time of execution of the subscription agreement, promissory note and security agreement such subscriber has legal title to the units until at least your acceptance of their subscription;

•	The rationale with respect to collecting under the promissory note for a defaulting subscriber as disclosed on pages 68 and 69 while concurrently claiming such subscriber’s 10 percent deposit under contractual forfeiture and disallowing their ownership interest in you.
Please clarify your subscription process as to the 48-hour period you have set forth for providing the subscription funds to the escrow agent, whether the 20-day period constitutes calendar or business days and when subscribers are considered to have fully paid.
RESPONSE: Our responses to the above comments are set forth below:
•	We have reserved the right to reject subscriptions to our units at any time, but we will not formally accept any subscriptions to our units until we have received at least our minimum offering amount or until the financial closing of our senior debt financing or we have satisfied the conditions to release the funds from our escrow account.

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•	We have streamlined our subscription procedure so that when we receive a subscription agreement from a subscriber, the only event necessary to grant legal title to the units to the subscriber is our acceptance of the agreement. Thus, when the subscribers submit their subscription agreements to us, they do not yet have legal title to the units and all of the representations and warranties contained in the subscription agreement and promissory note are not yet triggered. However, upon acceptance by us, the subscribers have legal title to the units and the representations and warranties contained in the subscription agreement and promissory note become effective, including the provision granting us a purchase money security interest.

•	The two remedies mentioned in the above comment are mutually exclusive and are available to us when we have accepted the subscription for a member, and that fails, for whatever reason, to submit to us the remaining balance of their investment. In that situation, we would have two remedies available to us. We could either claim the subscriber’s 10 percent deposit contractual forfeiture and disallow their ownership interest in us, or we may decide to collect under the promissory note, after which the subscriber would retain their ownership interest in us.
Our policy with respect to the subscription process is that we must submit subscription funds to our escrow agent within 48 hours of receipt. The 20-day period is calendar days. If a subscriber submits his or her subscription agreement before we have broken escrow, they are considered to have fully paid when payment in full is made under the promissory note. If a subscriber submits his or her subscription agreement after we have broken escrow, they must submit the full amount of their subscription with their agreement, so they are considered to have paid in full upon acceptance by us of their subscription.
Escrow Procedures, page 6
15. Please advise when you plan to enter into an escrow arrangement and to file the executed escrow agreement as an exhibit to this registration statement. Your escrow agreement must be executed prior to the effectiveness of this registration statement and a materially complete description of the agreed upon escrow procedures must be included in your disclosure.
RESPONSE: We are currently in the process of negotiating and signing an escrow agreement with a banking institution. We anticipate that we will execute an agreement in the near future. We will file such agreement for your review and include a detailed description of the terms of the agreement prior to effectiveness.
16. Please briefly discuss the specific conditions to be satisfied that will cause you to release the funds from the escrow account.

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RESPONSE: We have revised the registration statement/prospectus as suggested.
Important Notices to Investors, page 6
17. We note your statement that prospective purchasers are invited to obtain additional information from you with respect to the offer of the units. We further not your disclosure on pages 7 and 70 regarding additional sales materials with respect to your unit offer. Please advise us whether you plan to convey such materials and information during the registration process and, if so, provide us your analysis as to the application of Section 5(b) of the Securities Act and your use of such additional materials and information. Please also see Rule 134 under the Securities Act for additional guidance.
RESPONSE: The majority of our sales materials will be utilized once our registration statement has been declared effective. As such, no sales materials will be utilized in violation of Section 5(b) of the Securities Act. However, we may make some communications that would fall under the “tombstone” provisions of Rule 134, which exempts certain communications from the definition of “prospectus” in the Securities Act. In addition, we may decide in the future to make certain communications that would fall under the “free-writing prospectus” provisions of Rules 164 and 433. In the event that we decide to utilize a free-writing prospectus, we will promptly file such materials with the Commission for your review.
18. If available, please provide us with all sales literature you intend to use. Please also provide us all sales literature when available for our review. Please see Section II.B.2.i. of Release No. 33-6900.
RESPONSE: When we have developed our planned sales literature, we will promptly provide you with copies for your review.
Risk Factors
19. We note your several risk factors related to conflicts of interest. Please elaborate in such risk factors on any formal procedures in place that would be instituted to handle such conflicts of interest. If no such procedures are or are planned to be in place, it appears that the absence of such procedures would constitute a material risk.
RESPONSE: We have added a risk factor disclosing that we do not have any formal procedures in place for handling a conflict of interest.
20. We note your several risk factors related to the production of ethanol. It appears that the local proximity of current ethanol plants as disclosed on page 44 would specifically pose a material risk to your production of ethanol in terms of the increasing demand on the necessary resources for such production, such as raw materials, electricity, natural gas and water. We also note your disclosure on page 60 of the requirements to obtain a high capacity well permit.

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Please discuss the growth in ethanol plants locally and the capacity for the local area to sustain such growth and, to the extent material, how existing and planned plants differ from your plant.
RESPONSE: We have added an additional risk factor regarding the surrounding ethanol plants and competition for the necessary resources to operate our plant.
You may have limited access to information regarding our business..., page 9
21. We note your statement that your reporting obligations under Section 15(d) of the Exchange Act is automatically suspended if you have less than 300 members. Please note that such automatic suspension is not effected in the fiscal year that your registration statement becomes effective.
RESPONSE: We have revised our disclosures under this risk factor to clarify this point.
We have little experience in the ethanol industry...page 12
22. Please reconcile this risk factor with the fact that many of your directors and officers appear to have relevant experience in the ethanol industry.
RESPONSE: We have revised this risk factor to emphasize that while many of our directors and officers have experience in the ethanol industry, many do not have extensive experience in raising capital from the public or operating a public company.
23. We note your discussion of the other commitments of your current directors. This risk appears to merit a separate discussion. In such discussion, please detail the various other commitments of your directors and discuss in particular the provision of your operating agreement that affords your initial directors a term lasting until the first annual meeting following substantial operations of the ethanol plant.
RESPONSE: We have included an additional risk factor as suggested and provided additional detail on the other commitments of our directors and the term of our initial directors.
Your investment may decline in value..., page 13
24. It appears that your initial directors will remain in their positions for the period from the financing through the development of the plant and business. Such a period can be extensive in duration and encompasses an important phase of the company. Please elaborate on the fact that your initial directors will hold their positions during this development phase and that replacing such directors during this formative phase were any significant disagreements between investors and the directors to occur would be difficult.
RESPONSE: We have revised the registration statement as suggested.

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Affiliated investors may purchase additional units and influence decisions in their favor, page 17
25. Please elaborate in this or another risk factor, as appropriate, on the ability of affiliate investors to purchase units to satisfy the minimum offering and the maximum units that such investors may purchase. We note your disclosure on page 66 of your filing.
RESPONSE: We have revised the registration statement as suggested.
26. Please elaborate on how affiliate investors “may influence [y]our business in a manner more beneficial to themselves than to [y]our other investors.”
RESPONSE: We have revised this risk factor as suggested to elaborate on how affiliate or institutional investors may influence our business in a manner more beneficial to themselves than to our other investors.
Government incentives for ethanol production, including federal tax incentives..., page 21
27. We note your disclosure here and elsewhere regarding the governmental incentives and supports for the ethanol industry. It appears, however, that such incentives and supports do not directly benefit you, but rather the downstream purchasers and users of ethanol and as a result the ethanol industry as a whole. If such is the case, please clarify your disclosure to clearly express this situation.
RESPONSE: We have revised our disclosures to clarify that many of the governmental incentives mentioned do not directly benefit us, but the ethanol industry as a whole.
Determination of Offering Price, page 23
28. Please elaborate on your statement that additional administrative expense would likely result from a lower offering price per unit, such as the cost of increased unit trading.
RESPONSE: We have revised the registration statement/prospectus as suggested and have elaborated on the increased administrative expenses that would likely result from a lower offering price per unit. Such costs would be the result of having a larger member-base if we were to offer the units at a lower price and would include increases in printing expenses and unit-trading expenses.
Distribution Policy, page 26
29. Please elaborate on the considerations that will be made by the board in determining the portions to retain from your gross cash proceeds. We note your discussion on page 72 and Section 4.1 of your operating agreement indicating your intent to a least distribute, if permitted and available, amounts that will permit investors to cover their tax obligations as a result of profits allocated.

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RESPONSE: We have revised our disclosure to include a discussion of the types of financial covenants we expect our senior lender will impose as a condition of debt financing. These financial covenants will likely impact our distribution policy. For example, we expect that our senior lender will require us to maintain a minimum debt service coverage ratio, working capital ratio and tangible net worth ratio. In addition, our senior lender may require us to make annual free cash flow payments that are based on our after-tax profitability. Finally, our board may determine to retain profits for the purpose of funding future plant expansion and/or improvements.
Management’s Discussion and Analysis and Plan of Operation
Plan of Operations and Start-up Ethanol Plant, page 27
30. We note your discussion on page 28 regarding your three possible options if you were not to satisfy your loan commitment conditions before closing. Please further elaborate on the basis and reason(s) for proceeding with plant construction prior to the loan commitment or closing in light of your expectation that such a course could cause you to abandon the project and result in loss of investment.
RESPONSE: We have clarified that we would only move forward with plant construction prior to satisfying a loan commitment letter or closing if the board of directors, in their discretion, determined that it would be likely that we could obtain an alternative debt financing source. Our current disclosures make it clear that it is unlikely that we would take this course of action as it is unlikely that Fagen, Inc. would extend our letter of intent or begin construction unless we have secured a debt financing source.
31. It appears for your disclosure that the third option you set forth in which you meet conditions under the letter of intent extending its termination to December 31, 2008 unless you secure financing is the course of action you deem most likely. If so, please express this consideration clearly and, if possible, provide a reasonable estimate of the necessary offering proceeds to be used to satisfy the conditions under the letter of intent in order to extend its term to December 31, 2008.
RESPONSE: We have revised our disclosure to indicate that meeting the conditions under the letter of commitment is the most probable course of action we will take. It is difficult for us to provide a reasonable estimate of the necessary offering proceeds that will satisfy the condition under our letter of intent due to the fact that we do not yet have a debt financing commitment finalized for a certain amount so that we know the necessary amount of offering proceeds to justify extending the letter of intent or commencing construction.
32. It appears that a tabular presentation of your current disclosure of the various real estate options you hold may provide better clarify and understanding of the information presented. Please also expand your disclosure here and elsewhere, as appropriate, to discuss your

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expectations as to the parcels you will purchase and the aggregate purchase price for such parcels. We note your estimation of $1,800,000 for land costs under your use of proceeds discussion.
RESPONSE: We have revised the discussion of the real estate options to present the information in tabular format. We have also included our estimation of land costs of $1,800,000 in this discussion.
33. We note your discussion on pages 30 and 31 regarding the trends and uncertainties of the overall markets and industry impacting your business. We further note that certain officers and directors are currently involved with another ethanol plant that was recently built and began operations. Based on such officers’ and directors’ experience in the development and operation of Golden Grain Energy, please expand your discussion to provide additional information regarding trends and uncertainties specifically applicable to building and operating your ethanol plant, such as likely cost overruns in construction and starting and operating your business, in the local area.
RESPONSE: The ethanol plant for Golden Grain Energy, LLC was built during a time when the construction materials costs, such as the price of steel, were not as volatile as they have been recently. Thus, it is difficult and would be misleading to investors to reference the cost of building the Golden Grain Energy, LLC plant to our predicted cost of constructing the plant for Homeland Energy Solutions, LLC. Nonetheless, efficiencies related to starting and operating the plant will be enhanced due to the knowledge gained from the Golden Grain Energy, LLC project. Those directors have a working knowledge of systems that will be necessary to insure the business is able to start and run effectively. We have added additional disclosure in this section regarding the volatility in the price of steel, which could result in cost overruns on the plant construction.
Liquidity and Capital Resources, page 31
34. Please further clarify and quantify, if possible, your direct benefit from the tax abatement program you plant to apply for as disclosed on page 33. Does such tax abatement exempt you from any state income tax for the period of the program?
RESPONSE: We have expanded the disclosures about the tax abatement program under this section. However, because the qualifications under the plan have not been met yet and there is potential that we may not meet one or all of the qualifications, it is not possible to quantify the direct benefit to us. Also, due to the uncertainty of meeting the qualifications no direct benefit has been included in our budget or business plan.

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Estimated Sources of Funds, page 34
35. Please explain the basis for using 94,075 units sold as the example of units sold situation between the minimum and maximum offering amount. Generally, we would expect to see a mid-point used.
RESPONSE: We have revised our disclosure to use 62,275 units sold as the example of units sold between the minimum and maximum offering amount. We have explained that we used this number because based on our directors’ past experience with similar projects, preliminary discussions with lenders and our independent research regarding capitalization requirements for similar ethanol plants, financing our project with 60% in Senior Debt Financing and the balance in Equity Financing would be a feasible capitalization ratio.
Estimated Use of Proceeds, page 34
36. The net proceeds you expect to raise from your minimum and maximum offering as set forth in the first paragraph do not appear to be correct. Please revise.
RESPONSE: We have revised the net proceeds table to accurately reflect the net proceed we expect to have available in the event we raise the minimum or maximum offering amounts.
37. You discuss possible upgrades and improvements to your plant that you may determine to implement such as a biomass energy system. Please advise whether this is the same as the coal gasification system you previously discuss. Otherwise, please provide additional disclosure as to this option.
RESPONSE: We have clarified in the prospectus that the energy system we may implement is the coal gasification system rather than a biomass energy system.
38. We note your discussion here and elsewhere of the construction cost index and its effect on the contract price for construction of the plant as well as its recent increase. Please discuss whether the construction cost index can be reasonably expected to decrease. If not, please advise us the basis for discussing the contract price without also discussing the specific additional increase in the price as a result of the June 2006 increase in the index notwithstanding your allowance of $5,500,00 for the contingency. It would appear that you have current and material information as to a specific increase in the contract price that should be disclosed.
RESPONSE: We have revised our disclosure here and throughout the prospectus to update the current construction cost index level as of August 2006. We also included an approximate amount by which our contract price would increase based on the August 2006 index. Our disclosures also indicate that the index may increase over the August 2006 level which would result in a greater increase in our contract price. Because we cannot predict the level that the

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construction cost index will be when our contract price is finalized, we believe it is inappropriate to state a specific number for any increase for our expected contract price.
39. You state that “[l]oan interest during construction will be capitalized and is estimated to be $2,000,000.” Explain how you calculated this amount. Tell us and disclose the amount of loan interest that is not being capitalized during the construction phase. See SFAS 24, as amended. In addition, revise this disclosure to consider the impact of obtaining a loan with a higher interest rate (e.g., sensitivity analysis). Tell us and disclose why you believe you can obtain “a rate of 8% of better.” That is, indicate the rates typically charged for construction loans and the credit rating associated with those rates. Indicate how a bank will evaluate the credit risk associated with your company especially since the company is a new entrant in the ethanol industry. Your disclosure should also address debt service payments of the loan and the effects of any loan covenants.
RESPONSE: We calculated the loan interest during construction based on the total senior financing that was used for our financial forecasts. The total senior financing that was used in our forecasts was sixty percent (60%) of the total project cost coming from senior debt financing ($95,400,000.00). There is no loan interest that is not being capitalized during the construction phase. Our financial forecasts assume that we will have an interest rate of approximately 8% because that was the prime interest rate for construction loans at the time our forecasts were issued.
40. You state that the projected pre-production cost is $950,000. You also disclose that you do not anticipate compensating your directors during this period. You should disclose the anticipated cost of operating the plant of one year at full capacity including identifying which cost are variable and fixed. Consider disclosing the number of employees required to operate the plant. The disclosure should indicate how you will finance this cost for the first year of operations including servicing of your debt obligations.
RESPONSE: We have revised our disclosure to indicate that the pre-production cost of $950,000 includes costs to operate the plant during the initial phase, after production commences and before the receipt of income. These costs include the initial training, administration and production labor, and utilities to operate the plant. We have also disclosed that we intend to use equity funds first and senior debt financing as needed. Our anticipated loan will not be drawn on at one time. We have disclosed the number of employees required to operate our plant under the “Employees” sub-heading of the “Description of Business” section. We currently anticipate that we will hire 45 employees.
Industry Overview, page 37
41. We note that you have included certain hyperlinks in your registration statement in support of certain industry and market data you present. Please note that in the context of a document required to be filed or delivered under the federal securities laws, we believe that

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when an issuer embeds a hyperlink to a Web site within the document, the issuer should always be deemed to be adopting the hyperlinked information. We further note that certain hyperlinks are to Web sites that present more information than that set forth in the document. Please see Sections II.A.4. and II.B.1.a. of Release No. 33-7856 for additional guidance. Please confirm you understanding of the foregoing and revise, if appropriate.
RESPONSE: We have revised the prospectus to remove certain hyperlinks as we do not wish to adopt more information from those sites other than what is set forth in our document.
Our Primary Competition, page 41
42. Please elaborate on why you expect to pay higher corn prices than some competitors. Please clarify whether this reference is to larger competitors with greater purchasing power or smaller and local competitors as well.
RESPONSE: We have clarified in the prospectus that we expect to pay higher corn prices than our competitors in order to ensure that we can obtain the necessary amount of corn to operate our plant during times of high demand for corn. We expect to pay higher corn prices than both our large or small, local competitors, depending on the market.
43. We note your discussion of competition from foreign producers of ethanol elsewhere in your disclosure. Please expand your discussion here to discuss such competition or otherwise explain why you do not deem foreign producers to be included in your primary competition.
RESPONSE: We have expanded our disclosure to include a discussion about competition from foreign ethanol producers.
Project Location and Proximity to Markets, page 51
44. Please discuss the circumstances under which a different location for the plant may be selected.
RESPONSE: We have revised the prospectus as suggested.
Utilities, page 53
45. We note that you have executed a letter of engagement with Cornerstone Energy. Such letter relates to obtaining natural gas necessary for your ethanol plant. Accordingly, the letter appears to be a material agreement pursuant to Item 601(b)(10)(i)(B) of Regulation S-B required to be filed. Please file or otherwise advise.
RESPONSE: We have filed our letter of engagement with Cornerstone Energy as an exhibit with this Pre-Effective Amendment No. 1 to our registration statement on form SB-2.

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Regulatory Permits, page 58
46. Please elaborate on the consequences of being required to acquire and maintain a Title V permit and whether you expect such requirement based on the experience of Fagen as well as that of your officers’ and directors’ who work at Golden Grain Energy. If you expect to be subject to a Title V permit, please elaborate on whether costs and resources related to acquiring the permit and compiling with its requirements have been figured into your business plan. If not, please quantify such additional expense to the extent material and possible. Please also provide similar analysis with respect to the determination by the IDNR that the plant’s area is non-attainment area.
RESPONSE: We have revised our disclosure to elaborate on the consequences of being required to acquire and maintain a Title V permit, costs of obtaining and maintaining compliance with the Title V permit. We have also elaborated on the possible consequences should the area be classified as a non-attainment area by the IDNR.
47. Please explain your use of the term HAPs.
RESPONSE: The term “HAPs” means “Hazardous Air Pollutants.” We have revised our disclosure to include a definition of that term as suggested.
48. Please discuss your expectations with respect to obtaining the necessary high capacity well permit.
RESPONSE: We have revised our disclosure to state that initial research indicates that our planned site in Chickasaw County has a good quality aquifer and that the area will have adequate capacity to support our plant.
49. We note your disclosure on page 61 that you will not be able to being construction until your receipt of air pollution construction permits and the anticipated filing for such permits four months prior to construction. Please disclosure whether the receipt of such permits within four months is reasonably expected to occur based on your or Fagen’s experience.
RESPONSE: We have revised our disclosure to indicate that we expect to obtain a construction permit for the site within six months of formal application. Prior to obtaining the construction permit, we can, at the owners’ risk, begin moving dirt and performing site grading. However, we cannot start the concrete foundation work until the permits are issued.
Directors, Executive Officers, Promoters and Control Persons, page 62
50. Please elaborate on the basis for why you will have no independent directors under NASAA guidelines.
RESPONSE: We have revised the prospectus as suggested.

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51. Please provide us your analysis as to whether disclosure pursuant to Item 401(g) of Regulation S-K by analogy is necessary with respect to Fagen as a promoter. It appears that Fagen has been involved in a number of other offerings related to ethanol plants.
RESPONSE: Upon review of the definition of promoter as set forth in Rule 405 of Regulation C, we do not believe it is accurate to describe Fagen, Inc., as a promoter because Fagen, Inc., has not, directly or indirectly, taken the initiative in founding and organizing our business nor has it received any consideration in exchange for services related to the founding and organizing of our business. Although Fagen, Inc. has provided guidance with site selection and analysis, and provided referrals to permitting specialists and railroad consultants, our board of directors, along with our seed capital investors, is directly responsible for founding and organizing our business.
Plan of Distribution
The Offering, page 66
52. We note your statement that your directors will rely on the safe harbor set forth in Rule 3a4-1 under the Exchange Act. Please provide us your analysis as to the availability of this safe harbor. In particular, please address Mr. Pay Boyle’s compensation arrangement in your analysis.
RESPONSE: The analysis of our basis for reliance on Rule 3a4-1 of the Exchange Act with respect to each element of the safe harbor is set forth as follows:
1)	The directors and officers referenced as people who will sell on behalf of the registrant are not subject to a statutory disqualification, as defined in section 3(a)(39) of the Act, at the time of their participation.

2)	The directors and officers are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities. In response to your inquiry regarding Mr. Pat Boyle’s compensation arrangement, paragraph 1 of his Development Fee Agreement explicitly states that his services shall not include effecting or attempting to effect purchases or sales of the Company’s securities. Mr. Boyle is being compensated for his development efforts only and any involvement he has in the securities transactions is outside of his compensation arrangement.

3)	The directors and officers are not at the time of their participation associated persons of a broker or dealer.

4)	The directors and officers meet all of the following conditions:
a.	The directors and officers primarily perform, or intended primarily to perform at the end of the offering, substantial duties for or on behalf of the registrant, otherwise than in connection with transactions in securities; and

b.	The directors and officers were not brokers or dealers, or associated persons of a broker or dealer, within the preceding 12 months; and

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c.	The directors and officers do not participate in selling an offering of securities for any issuer more than once every 12 months.
Escrow Procedures, page 69
53. You indicate that you may terminate the escrow account if you have not sold the minimum number of units and received the initial 10 percent of the minimum offering amount by your one-year deadline for the offering. Please reconcile this criterion with your following statement that “if the cash in [y]our escrow account does not equal or exceed the minimum offering amount of $55,000,000 at the end of the one-year period, the escrow account will terminate” and Sections 7(C) and (D) of your form of escrow agreement. Your former statement appears to suggest that receipt of 10 percent of the minimum amount which is $5,500,000 in your escrow account by the end of the one-year period is sufficient for purposes of maintaining escrow under the terms of your offering. Please note that Rule10b-9 under the Exchange Act prohibits declaring the achievement of the minimum offering when full payment has yet to be collected. Please see Release Nos. 34-6864 and 34-11532 for additional guidance.
RESPONSE: The offering structure is consistent with Rule 10b-9 of the Securities Exchange Act of 1934 because (i) the minimum number of units (55,000) must be sold at a purchase price of $1,000 per unit and 10% of the aggregate minimum offering amount ($5,500,000) must be paid in cash to the escrow agent prior to one year from the effective date of our registration statement; and (ii) the escrow agent must receive cash payments equal to the 90% balance of the aggregate minimum offering amount no later than one year after the effective date of our registration statement prior to releasing funds from escrow.
Pursuant to our Escrow Agreement, cash proceeds equal or exceeding the minimum offering amount of $55,000,000 must be deposited into the escrow account as one of the conditions of releasing funds from escrow. A mixture of cash proceeds and promissory notes will not satisfy this condition. Section 6 of our Escrow Agreement provides that the escrow account must be terminated no later than one year and one day from the effective date of our registration statement (the “Termination Date”). If, at the end of the one-year period, cash proceeds deposited with the escrow agent do not equal the aggregate minimum offering amount of $55,000,000, the escrow agreement must terminate and the cash deposits must be promptly returned to the purchasers.
We have revised our registration statement and prospectus throughout to clarify this disclosure.
54. Please confirm whether your deduction of escrow fees conforms to the requirements of the states where you intend to conduct your offering.

October 11, 2006

RESPONSE: We can confirm that our deduction of escrow fees from the interest earned on the escrow proceeds conforms to the requirements of the states where we intend to conduct our offering.
Summary of Our Operating Agreement
Special Right of Appointment of Directors for Certain Members, page 74
55. Please clarify whether appointing members may exercise their right to appoint directors immediately upon the closing of their investment or if such right is circumscribed until the first annual or special meeting after the plant is substantially operational. If such appointed directors may serve immediately subsequent to closing, it appears that additional disclosure elsewhere regarding the prospective change in your management is appropriate. We note that with seven current directors, it is conceivable that appointed directors may constitute a majority of the board of directors.
RESPONSE: Our operating agreement provides that appointing members may exercise their right to appoint directors commencing on a date within thirty (30) days following the financial closing of our debt financing to build our ethanol plant. We have updated our disclosure in our prospectus to include a discussion of the possibility of a change in the board of directors. Section 5.2 of our operating agreement provides that the appointed directors shall not constitute a majority of our board. If we have received subscriptions from prospective members in amounts that would result in the appointed members holding the majority of seats on the board, we would add initial directors to our board until we reached the maximum number of 15 directors or, if we were forced to exceed 15 directors, we may not be able to accept all of the funds from those prospective members. It is in our sole discretion whether or not to accept subscriptions for investment from our potential members. Alternatively, our board could seek a membership vote to amend the operating agreement to increase the total number of directors seats.
56. We note that the maximum number of initial directors is 15 and the number of current directors is seven. Based on the units you plan to offer and the 5,000-unit requirement to be an appointing member, it appears conceivable that the number of directors subject to this appointment may exceed the maximum number of initial directors. Please reconcile this possible occurrence. We further note the last provision set forth in Section 5.2 of your operating agreement stating that elected directors will always comprise a majority of those directors appointed pursuant to Section 5.3(c). Please discuss such provision in your disclosure and reconcile the provision with the number of directors appointed by appointing members.
RESPONSE: Our initial board of directors has sole discretion on whether or not to accept the subscriptions for investment from prospective members. Thus, if the initial board of directors had received subscriptions in such amounts so that, if accepted, there would be a majority of appointed directors on the board within 30 days of financial closing of our debt financing and if our initial board was unable to add initial directors without exceeding the total number of

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permitted director seats (15), our initial board of directors would not be able to accept all of the funds. This is due to the last provision in Section 5.2 our operating agreement, which provides that the appointed directors may not constitute a majority of the board of directors and the maximum number of directors is limited to 15. We have updated our disclosure to clarify this possible scenario. Alternatively, our board could decide to seek a membership vote to amend the operating agreement to increase the total size of the board.
Management, page 74
57. Please briefly discuss the mechanism for removing a director during the pre-operational status of the plant and after.
RESPONSE: Directors appointed under the special right of appointment set forth in the operating agreement may be removed at any time for any reason by the member appointing such director, upon written notice to the board of directors. The other directors may be removed by the affirmative vote of a majority of the membership voting interests, with or without cause, at a meeting in which quorum is present and the meeting was called for that purpose and notice has been given that a purpose for the meeting is such removal. We have updated our disclosure where requested.
Members’ Meetings and Other Member’s Rights, page 75
58. We note your disclosure in the third paragraph of this section indicating that a proposed amendment to your operating agreement would require a greater number of units than that required for any other matter, which is a majority present at a meeting in which quorum requirements have been met. Your disclosure here and Section 8.1 of your operating agreement, however, seems to suggest that the voting requirement for such proposed amendments would be the same as that required for other matters. Please reconcile.
RESPONSE: We have revised our disclosure to clarify that an amendment of the operating agreement has the same voting requirements as that required for other matters.
Federal Income Tax Consequences of Owning Our Units
Publicly Traded Partnership Rules, page 78
59. We note your discussion of a possible qualified matching service to be implemented by you. Please see Section IV of Release No. 33-6900 and provide us your analysis with respect to your registration requirements for your involvement in the matching service.
RESPONSE: If we decide to participate in a qualified matching service, we intend to structure it in such a way that we do not qualify as a “broker” or “dealer”. In three virtually identical No-Action Letters, the staff of the SEC provided specific advice to issuers on how an “off the grid” trading system (run by the issuer, on the internet, for trading in its common stock) would need to

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be operated in order for the issuer to operate the system without registration as a broker-dealer. Real Goods Trading Corporation, SEC No-Action Ltr., June 24, 1996; PerfectData Corporation, SEC No-Action Ltr., Aug. 5, 1996; Flamemaster Corporation, SEC No-Action Ltr., Oct. 29, 1996.
The staff of the SEC has extended these no-action positions to a passive electronic bulletin board with respect to a security not listed on a national securities exchange or Nasdaq, provided the issuer complies with its undertaking to provide adequate public information pursuant to § 12 of the Act. Portland Brewing Co., SEC No-Action Ltr., Dec. 14, 1999. In Portland Brewing Co., the staff’s no-action position was based on the same factors as in the 1996 no-action letters, and also based on Portland Brewing Co.’s representation that its transfer agent would not take in funds as escrow agent, nor would it handle funds on behalf of the system participants in any manner. With such representation, the transfer agent was limited to accepting stock certificates for cancellation from the seller and issuing new certificates to the buyer, as instructed. The staff also noted that Portland Brewing Co was a § 12 registrant, and if it ceased to be a § 12 registrant, it must otherwise undertake to make publicly available the information required by § 13(a) of the Exchange Act.
If we decide to participate in a qualified matching service, we intend to comply with the parameters set forth in the above-cited no-action letters.
Tax Consequences of Our Unit Holders, page 80
60. We note your discussion on page 80 regarding the tax consequences to your unit holders and the tax treatment of distributions. Please clarify to better distinguish and discuss the effects of tax allocations and cash distributions as well as the relationship between allocations and distributions form a tax perspective. We note in particular your discussion of investor’s “distributive share” of taxable income as well as the effect of cash distributions.
RESPONSE: We have revised the registration statement as requested.
Deductibility of Losses; At-Risk and Passive Loss Limitations, page 81
61. We note that you do not expect any revenues until the completion and operation of your plant. In the interim, you will use funds to build the plant and develop your business with such expenditures constituting losses for the business. Please provide a discussion here or elsewhere, as appropriate, of the tax implications of the losses expected to be incurred and allocated to investors during this period and its relationship to the income that you expect to generate once your business and plant are in operation. To the extent possible, please quantify your discussion.
RESPONSE: We have revised the registration statement as requested.

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Item 26. Recent Sales of Unregistered Securities.
62. We note your reference to Regulation C with respect to the definition of accredited investor. Please explain or otherwise revise as appropriate.
RESPONSE: We have revised our disclosure to refer to Regulation D with respect to the definition of accredited investor.
Item 28. Undertakings.
63. We note that certain critical elements in the development of your business and ethanol plant may occur subsequent to the effectiveness of your registration statement such as the entry into the design-build agreement with Fagen as well as your receipt of debt financing. Please advise us whether and/or how you intend to update your disclosure with respect to the foregoing. Please see Item 512(a) of Regulation S-B for additional guidance.
RESPONSE: If any developments constitute a fundamental change in the information in our registration statement during the period in which we are offering securities, we will update our disclosure in accordance with Item 512(a) of Regulation S-B.
Additional Changes/Updates by the Registrant
The Registrant would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 1 to its registration statement on Form SB-2 as follows:
Pursuant to Item 310 of Regulation S-B, the Registrant has included its unaudited financial statements for the interim period ending July 31, 2006.
The Registrant has increased the maximum aggregate offering amount in order to provide the Registrant with increased flexibility in its equity capitalization.
The Registrant is filing its Escrow Agreement with Home Federal Savings Bank dated October 11, 2006 with this Pre-Effective Amendment No. 1. The Escrow Agreement replaces the Form of Escrow Agreement filed as Exhibit 4.3 to the registration statement.
Other Non-Substantive Revisions
In addition to the above-described changes and updates, the Registrant has made numerous formatting, grammar-related and/or typographical revisions, none of which altered the substance of its registration statement.
Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

October 11, 2006

Very truly yours,
/s/ Valerie D. Bandstra

Valerie D. Bandstra

VDB:tlr